Exhibit 99.1

Newegg Receives Nasdaq Notification Regarding Minimum Bid Requirements

CITY OF INDUSTRY, Calif., May 10, 2024 – On May 8, 2024, Newegg Commerce, Inc. (NASDAQ: NEGG) (the “Company” or “Newegg”) received a letter from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s common shares was below the minimum of $1.00 per share for a period of 30 consecutive business days. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company’s common shares, which will continue to trade uninterrupted on Nasdaq under the ticker “NEGG.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until November 4, 2024 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by November 4, 2024, the Company may be eligible for an additional 180-calendar-day grace period.

About Newegg

Newegg Commerce, Inc., founded in 2001 and based in the City of Industry, California, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg also serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information, please visit Newegg.com.

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Cautionary Statement Concerning Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain other statements about the future may be deemed forward-looking statements, including those regarding compliance with the minimum bid price requirement, the Company’s continued listing on Nasdaq or its eligibility for an additional grace period. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at the time given, these statements involve risks and uncertainties that may cause actual future outcomes or results to be materially different from those suggested or described in this news release. These risks and uncertainties include those arising from the potential delisting of the Company’s common shares from Nasdaq, changes in global economic and geopolitical conditions, fluctuations in customer demand and spending, inflation, interest rates, global supply chain constraints and the other factors set forth under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law. The Company’s SEC filings are available at http://www.sec.gov.

Contact

Newegg Commerce, Inc.:

Investor Relations

ir@newegg.com